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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

QUINTANA MARITIME LIMITED
(Name of Issuer)
Common Stock
(Title of Class of Securities)
Y71696109
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person Authorized to Receive Notices and Communications:
Mark S. Solomon, Esq.
Andrews Kurth LLP
1717 Main Street, Suite 3700
Dallas, Texas 75201
(214) 659-4400

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Y71696109	Page	2	of	14

1	NAMES OF REPORTING PERSONS: WS Capital, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,292,455

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,292,455

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,292,455

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.4%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC/OO

*	Based on 23,554,617 shares issued and outstanding on October 31, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on September 30, 2005.

CUSIP No.	Y71696109	Page	3	of	14

1	NAMES OF REPORTING PERSONS: WS Capital Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,292,455

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,292,455

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,292,455

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.4%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN

*	Based on 23,554,617 shares issued and outstanding on October 31, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on September 30, 2005.

CUSIP No.	Y71696109	Page	4	of	14

1	NAMES OF REPORTING PERSONS: WSV Management, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		241,500

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		241,500

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	241,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/OO

*	Based on 23,554,617 shares issued and outstanding on October 31, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on September 30, 2005.

CUSIP No.	Y71696109	Page	5	of	14

1	NAMES OF REPORTING PERSONS: WS Ventures Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		241,500

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		241,500

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	241,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC/PN

*	Based on 23,554,617 shares issued and outstanding on October 31, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on September 30, 2005.

CUSIP No.	Y71696109	Page	6	of	14

1	NAMES OF REPORTING PERSONS: Reid S. Walker

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,537,455

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,537,455

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,537,455

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC/IN

*	Based on 23,554,617 shares issued and outstanding on October 31, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on September 30, 2005.

CUSIP No.	Y71696109	Page	7	of	14

1	NAMES OF REPORTING PERSONS: G. Stacy Smith

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,538,955

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,538,955

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,538,955

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC/IN

*	Based on 23,554,617 shares issued and outstanding on October 31, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on September 30, 2005.

CUSIP No.	Y71696109	Page	8	of	14

1	NAMES OF REPORTING PERSONS: Patrick P. Walker

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		241,500

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		241,500

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	241,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC/IN

*	Based on 23,554,617 shares issued and outstanding on October 31, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on September 30, 2005.

     This Amendment No. 1 to Schedule 13G relates to the common stock (“Common Stock”) of Quintana Maritime Limited acquired by (i) WS Capital, L.L.C., a Texas limited liability company (“WS Capital”), for the account of (1) Walker Smith Capital, L.P., a Texas limited partnership (“WSC”), (2) Walker Smith Capital (Q.P.), L.P., a Texas limited partnership (“WSCQP”), (3) Walker Smith International Fund, Ltd., a British Virgin Islands exempted company (“WS International”), and (4) HHMI Investments L.P., a Delaware limited partnership (“HHMI”) and (ii) WSV Management, L.L.C., a Texas limited liability company (“WSV”), for the account of (1) WS Opportunity Fund, L.P., a Texas limited partnership (“WSO”), (2) WS Opportunity Fund (Q.P.), L.P., a Texas limited partnership (“WSOQP”), and (3) WS Opportunity Fund International, Ltd., a Cayman Islands exempted company (“WSO International”). WS Capital is the general partner of WS Capital Management, L.P., a Texas limited partnership (“WSC Management”), which is the general partner of WSC and WSCQP, the investment manager for WS International and the investment manager for HHMI. WS Capital is a limited partner of HHMI. WSV is the general partner of WS Ventures Management, L.P., a Texas limited partnership (“WSVM”), which is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. Reid S. Walker and G. Stacy Smith are principals of WS Capital and WSV, and Patrick P. Walker is a principal of WSV. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a)	Name of Issuer:

Quintana Maritime Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Pandoras 13 & Kyprow Street
166 74 Glyfada
Greece

Item 2(a)	Names of Persons Filing:

See Item 1 of each cover page.

Item 2(b)	Address of Principal Business Offices:

300 Crescent Court, Suite 111
Dallas, Texas 75201

Item 2(c)	Citizenship:

See Item 4 of each cover page.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:

Y71696109

Item 3	Status of Persons Filing:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:
	(a)	Reid S. Walker is the beneficial owner of 1,537,455 shares of Common Stock, which includes (i) 1,292,455 shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP and WS International, (ii) 241,500 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International and (iii) 3,500 shares held directly.

G. Stacy Smith is the beneficial owner of 1,538,955 shares of Common Stock, which includes (i) 1,292,455 shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP and WS International, (ii) 241,500 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International and (iii) 5,000 shares held directly.

Patrick P. Walker is the beneficial owner of 241,500 shares of Common Stock beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International.

WS Capital and WSC Management are the beneficial owners of 1,292,455 shares of Common Stock, for the accounts of WSC, WSCQP, WS International and HHMI.

WSV and WSVM are the beneficial owners of 241,500 shares of Common Stock, for the accounts of WSO, WSOQP and WSO International.

	(b)	Percent of class:

See Item 11 of each cover page.

	(c)	Number of shares as to which each person has:
		(i)	sole power to vote or to direct the vote:

See Item 5 of each cover page.

		(ii)	shared power to vote or to direct the vote:

See Item 6 of each cover page.

		(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

		(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

WSC Management is an investment adviser registered with the State of Texas and, as such, has beneficial ownership of the securities held by its clients, WSC, WSCQP, WS International and HHMI. WS Capital is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the sole principals of WS Capital, and therefore exercise investment discretion and control with respect to the shares of Common Stock beneficially owned by WSC Management’s clients.

WSV is an investment adviser registered with the State of Texas and is the general partner of WSVM and, as such, has beneficial ownership of the securities held by its clients, WSO, WSOQP and WSO International. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are the sole principals of WSV, and therefore exercise investment discretion and control with respect to the shares of Common Stock beneficially owned by WSV’s clients.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2006

WS CAPITAL, L.L.C.
By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P. By: WS Capital, L.L.C., its general partner
By:	/s/ Reid S. Walker
Reid S. Walker, Member

WSV MANAGEMENT, L.L.C.
By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS VENTURES MANAGEMENT, L.P. By: WSV Management, L.L.C., its general partner
By:	/s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

/s/ Patrick P. Walker
PATRICK P. WALKER

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated February 14, 2006, entered into by and among WS Capital, L.L.C., WS Capital Management, L.P., WSV Management, L.L.C., WS Ventures Management, L.P., Reid S. Walker, G. Stacy Smith and Patrick P. Walker.